Filed by UPEK, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

AuthenTec, Inc. Commission File No. 001-33552

UPEK EXTENDS FINGERPRINT SOLUTION LEADERSHIP

With over 70 million hardware and software products deployed, UPEK leads the industry in delivering fingerprint-based identity management solutions for consumers and businesses.

Emeryville, CA – February 2, 2010 — UPEK®, Inc., the world’s leading supplier of fingerprint solutions for consumer, business, and government applications, today announced that as of the closing of 2009 the company had shipped over 20 million copies of its Protector Suite® identity-management application software to contribute to a grand total of over 70 million fingerprint products shipped, including application software, USB computer peripherals, secure processor ICs, and silicon fingerprint sensors. UPEK’s solutions are used in PCs, mobile phones, and other devices for consumer, business, and government applications.

UPEK offers the most complete product line of biometric fingerprint solutions including convenient password management software, TouchChip® and TouchStrip® fingerprint sensors and modules for consumer and industrial electronics, the world’s only government-certified silicon fingerprint sensors, and its Eikon® line of USB computer peripherals. UPEK’s fingerprint solutions are also the most broadly deployed, with sensors and software being utilized for consumer, commercial, and government applications in laptops from most major PC manufacturers, a broad range of keyboards and computer peripherals, memory and storage devices, smart card readers, mobile phones and terminals, door locks and access control terminals, safes, payment services, and many other applications. UPEK’s new product offerings, including its recently announced line of fingerprint touch controls for mobile phones, position the company to extend its leadership position to emerging growth segments like mobile and wireless.

“Managing identity is an ever-increasing challenge for both consumers and businesses in an on-line and connected world,” commented Alan Kramer, UPEK founder, president, and COO. “UPEK was established nearly six years ago with the vision of delivering hardware-software solutions that give consumers, businesses, and governments the combination of convenience and security they need for managing and protecting their identity. Now having shipped over twenty million copies of Protector Suite application software and over fifty million fingerprint security devices, we are gratified to see that our products have clearly fulfilled a market need and our vision of hardware-software fingerprint solutions has set a new direction for our industry.”

About UPEK

UPEK, Inc. is the global leader in providing fingerprint solutions that help consumers, businesses, and public agencies manage identities conveniently and securely. UPEK authentication hardware and software are integrated into laptops from the world’s top five largest PC makers, as well as USB flash drives, external hard disk drives, and mobile phones from leading manufacturers. UPEK’s ecosystem of over 100 hardware and software partners enables strong authentication solutions for market verticals including healthcare, banking, education, and government. UPEK offers the only silicon-based fingerprint sensor that is FIPS 201 certified for authentication of millions of US government employees and contractors. UPEK also provides consumer packaged goods including the CES award-winning Eikon Digital Privacy Manager, the only fingerprint reader on the market that supports PCs and Macs. UPEK products make your digital world safe and personal. For more info, visit www.upek.com.

UPEK, the UPEK logo, TouchChip, TouchStrip, Eikon, and Protector Suite are registered trademarks or trademarks of UPEK, Inc. in the United States and other countries.

###

PR Contact:

Steve Hahm

+1-510-420-2630

steve.hahm@upek.com

Forward-looking Statements

This press release contains statements that may relate to expected future results and business trends that are based upon UPEK, Inc.’s (“UPEK”) current estimate, expectations, and projections about the industry, and upon management’s beliefs, and certain assumptions it has made that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “guidance,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “prospects,” “outlook,” “forecast,” and variations of these words or similar expressions are intended to identify “forward-looking statements.” In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are “forward-looking statements.” Such statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any “forward-looking statement” as a result of various factors. These factors include, but are not limited to: the ability to promptly and effectively integrate the businesses of AuthenTec, Inc. (“AuthenTec”) and UPEK and any necessary actions to obtain required regulatory approvals, demand for, and market acceptance of, new and existing fingerprint sensors in the PC and wireless markets, general market and macroeconomic conditions, UPEK’s ability to secure design wins for enterprise and consumer laptops and wireless devices, customer design wins materializing into production programs, the timely introduction of new products, the rate at which UPEK increases its activity and opportunities in the wireless market, and additional opportunities in various markets for applications that might use UPEK’s products, and changes in product mix. These “forward-looking statements” are made only as of the date hereof, and the Company undertakes no obligation to update or revise the “forward-looking statements,” whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with any solicitation of the stockholders of AuthenTec and in connection with the proposed transaction, a proxy statement, solicitation statement, registration statement and/or other disclosure documents (any of the foregoing, “disclosure documents”) will be filed with the SEC, and would be mailed to AuthenTec stockholders. This communication is not a substitute for any disclosure documents, including without limitation any proxy statement or solicitation statement or registration statement, UPEK may file with the SEC and send to AuthenTec stockholders in connection with any solicitation of the stockholders of AuthenTec or any business combination transaction with AuthenTec. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DISCLOSURE DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF ANY SUCH DOCUMENTS FILED WITH THE SEC BY UPEK AT WWW.UPEK.COM AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. FREE COPIES OF ANY SUCH DOCUMENTS CAN ALSO BE OBTAINED BY DIRECTING A REQUEST TO UPEK’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED AT 888-750-5834.

UPEK and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the annual stockholders meeting, the call of a special stockholders meeting, any special stockholders meeting, any business combination transaction or any other solicitation of the stockholders of AuthenTec. As of the date of this communication, UPEK is the stockholder of record and the beneficial owner of

1000 shares of AuthenTec Common Stock. INFORMATION REGARDING UPEK’S DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PARTICIPANTS ARE INCLUDED IN ANNEX A TO THE PRESS RELEASE FILED BY UPEK WITH THE SEC PURSUANT TO RULE 425 ON JANUARY 29, 2010. OTHER INFORMATION REGARDING THE PARTICIPANTS IN A PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DISCLOSURE DOCUMENTS, INCLUDING ANY PROXY STATEMENT, TO BE FILED BY UPEK WITH THE SEC WHEN THEY BECOME AVAILABLE.